NEWS RELEASE

May 26, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

FURTHER ALMADEN STEP-OUT DRILLING EXPANDS IXTACA GOLD-SILVER ZONE

AND INTERSECTS MORE HIGH-GRADE INTERVALS

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to announce  results from holes TU-11-21 through 26 and TU-11-28 drilled on the Ixtaca zone and hole CA-11-01 the first hole drilled on the Caleva Zone which is located about 250 meters north from the Ixtaca zone, of its 100% owned Tuligtic property. These results extend the Ixtaca Zone mineralisation to roughly 550 meters along strike from the farthest southwest holes announced (holes TU-10-7,8 and TU-11-23) through the farthest northeast holes announced (hole TU-11-25). To the northeast shaley rock units were encountered which are a poor host rock for veins and in which the Ixtaca vein zone narrows. Holes TU-11-25 through TU-11-27 encountered these shaley units from surface. While narrower in the shaley units, the Ixtaca zone persists and exploration is now focussed on tracing the Ixtaca Zone to the northeast beyond hole TU-11-25 as well as to the southwest. The first hole designed to test the Caleva zone, CA-11-01, was drilled to the north (at 330 azimuth) but had to be stopped prematurely due to poor drilling conditions. Nevertheless this hole ended in a section of altered and veined dykes that look similar to those hosting mineralisation in the Ixtaca zone. This intersection confirms the presence of mineralisation outside of the Ixtaca zone as significant silver values were returned. This hole is thought to have been on the margin of a new mineralised zone to be tested with further drilling to the north. Highlights from the current group of assays include the following intercepts:

Hole TU-11-21:

                       133.34 meters @ 0.71 g/t gold and 48.9 g/t silver (1.7 g/t gold equivalent)

including

69.19 meters @ 1.17 g/t gold and 79.9 g/t silver (2.8 g/t gold equivalent)

and

  1.05 meters @ 8.36 g/t gold and 734.8 g/t silver (23.1 g/t gold equivalent)

and

  1.28 meters @ 6.08 g/t gold and 593.9 g/t silver (18.0 g/t gold equivalent)

Hole TU-11-22:

                        81.55 meters @ 0.29 g/t gold and 24.2 g/t silver (0.80 g/t gold equivalent)

including

40.55 meters @ 0.46 g/t gold and 38.9 g/t silver (1.2 g/t gold equivalent)

and

  1.82 meters @ 3.08 g/t gold and 305.6 g/t silver (9.2 g/t gold equivalent)

Hole TU-11-24:

                        18.81 meters @ 0.49 g/t gold and 31.7 g/t silver (1.1 g/t gold equivalent)

Hole TU-11-25:

                        64.00 meters @ 0.34 g/t gold and 14.6 g/t silver (0.60 g/t gold equivalent)

including

10.60 meters @ 0.54 g/t gold and 49.4 g/t silver (1.5 g/t gold equivalent)

Hole TU-11-26:

                          1.12 meters  @ 1.72 g/t gold and 438.3 g/t silver (10.5 g/t gold equivalent)

                         19.45 meters @ 0.31 g/t gold and 95.9 g/t silver (2.2 g/t gold equivalent)

                         20.70 meters @ 1.07 g/t gold and 41.8 g/t silver (1.9 g/t gold equivalent)

Hole CA-11-01:

                        20.10 meters @ 0.23 g/t gold and 3.6 g/t silver (0.3 g/t gold equivalent)

                        14.00 meters @ 0.30 g/t gold and 7.1 g/t silver (0.4 g/t gold equivalent)

                          0.95 meters @ 0.03 g/t gold and 98.3 g/t silver (2.0 g/t gold equivalent)

                        15.20 meters @ 0.02 g/t gold and 35.9 g/t silver (0.7 g/t gold equivalent)

including

  0.70 meters @ 0.04 g/t gold and 242.3 g/t silver (4.9 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “Drilling to date on the Ixtaca zone shows good continuity of mineralisation in both horizontal and vertical dimensions. We are very pleased with these new results which further expand the known strike and vertical extent of the Ixtaca zone of veining. We now have three drills on site, two of which are currently drilling the Ixtaca zone. The third drill will be used to test several additional targets located outside of the Ixtaca zone and thought to have the potential to host separate zones of veining.” The Company anticipates drilling operations will continue throughout 2011.

Holes TU-11-21 and TU-11-22 were drilled on the same section located approximately 60 meters along strike to the northeast from the last reported section (holes TU-18, 20). Hole TU-11-24 was drilled from the collar of hole TU-11-21, 22 to the north (azimuth 330) to test the Ixtaca zone in this direction. Hole TU-11-26 was drilled approximately 110 meters along strike to the northeast from the last reported section and Hole TU-11-25 was drilled approximately 190 meters along strike to the northeast from the last reported section. Assays are awaited from hole TU-11-27 which was drilled on a section located approximately 160 meters to the northeast from the last reported section. Hole TU-11-23 was drilled to explore the down dip portion of veining encountered in hole TU-11-8 at the southwest end of the Ixtaca zone on section 250.

Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com) along with complete tables of assays.

About the Ixtaca Property

The Ixtaca zone is a blind discovery made by the Company in 2010. The zone of veining is thought to have a north-easterly trend. Holes to date suggest that the zone is sub vertical with local variations. This interpretation suggests that true widths are approximately 60% of intersected widths. The drilling completed to date has traced mineralisation over 550 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the vein zone.

Registered professional geologist Jim Lunbeck, a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s 2011 Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consists with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden

Almaden is a well-financed (no debt, approximately $C25 MM in working capital) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE
2,176,600 mN
2,176,400 mN
2,176,200 mN
2,176,000 mN
2,175,800 mN
175,600 mN
Histograms of assay data
Gold : bars cut at 5g/t Au
Silver : bars cut at 250g/t Ag
0
100
200
meters
Section CA1
Section 750
Section 800
Section 875
Section 325
CA-11-01
TU-11-32
TU-11-27
TU-11-26
TU-11-24
TU-10-06
TU-11-18, TU-11-20
TU-11-15, TU-10-17
TU-10-11, TU-11-13
TU-10-04, TU-10-05
TU-10-02
TU-11-29
TU-11-21, TU-11-22
TU-11-33
TU-10-09
TU-10-12
TU-11-25
TU-11-28
TU-10-01
TU-10-14
TU-10-31
TU-10-10
TU-10-08
TU-10-03
TU-11-30
TU-11-16, TU-11-19
TU-10-07
TU-11-23
2350
2300
2250
2400

- 10 meter elevation contour intervals shown.
- The table to the right shows planned azimuth and dip of each hole. Plan map (above) shows actual hole orientation based on survey information.
- Assay data will be reported from Holes TU-11-27 and TU-11-29 through TU-11-33 pending sampling and analysis.

SECTION 750
Looking NE
TU-11-24:
a. 18.81 m of 0.49 g/t Au, 31.7 g/t Ag, (1.1 g/t AuEq)
b. 13.30 m of 0.26 g/t Au, 30.2 g/t Ag, (0.9 g/t AuEq)
c. 1.10 m of 1.62 g/t Au, 194.1 g/t Ag, (5.5 g/t AuEq)
d. 13.45 m of 0.36 g/t Au, 45.3 g/t Ag, (1.3 g/t AuEq)
e. 2.20 m of 1.08 g/t Au, 123.8 g/t Ag, (3.6 g/t AuEq)
TU-11-21:
1. 137.34 m of 0.71 g/t Au, 48.9 g/t Ag, (1.7 g/t AuEq)
2. 55.36 m of 1.38 g/t Au, 94.9 g/t Ag, (3.3 g/t AuEq)
3. 1.46 m of 4.25 g/t Au, 287.3 g/t Ag, (10.0 g/t AuEq)
4. 1.05 m of 8.36 g/t Au, 734.8 g/t Ag, (23.1 g/t AuEq)
5. 5.24 m of 1.93 g/t Au, 231.6 g/t Ag, (6.6 g/t AuEq)
6. 2.06 m of 3.32 g/t Au, 446.5 g/t Ag, (12.2 g/t AuEq)
7. 1.28 m of 6.08 g/t Au, 593.9 g/t Ag, (18.0 g/t AuEq)
8. 1.51 m of 2.63 g/t Au, 111.9 g/t Ag, (4.9 g/t AuEq)
9. 13.27m of 0.45 g/t Au, 29.0 g/t Ag, (1.0 g/t AuEq)
TU-11-22:
A. 1.11 m of 1.37 g/t Au, 245.6 g/t Ag, (6.3 g/t AuEq)
B. 81.55 m of 0.29 g/t Au, 24.2 g/t Ag, (0.8 g/t AuEq)
C. 40.55 m of 0.46 g/t Au, 38.9 g/t Ag, (1.2 g/t AuEq)
D. 1.22 m of 4.47 g/t Au, 30.3 g/t Ag, (5.1 g/t AuEq)
E. 3.79 m of 2.04 g/t Au, 176.3 g/t Ag, (5.6 g/t AuEq)
F. 1.35 m of 1.55 g/t Au, 89.2 g/t Ag, (3.3 g/t AuEq)
G. 14.82 m of 0.79 g/t Au, 55.7 g/t Ag, (1.9 g/t AuEq)
H. 2.00 m of 1.30 g/t Au, 305.5 g/t Ag, (7.4 g/t AuEq)
INTENSELY CLAY-ALTERED ASH
OVERBURDEN
389.53m
TU-11-24
319.43m
TU-11-21
383.45m
TU-11-22
Histograms of assay data
Gold : bars cut at 10 g/t Au
Silver : bars cut at 500g/t Ag
0 50 100
meters
2,200mAMSL
2,100mAMSL
2,000mAMSL
1,900mAMSL
2,176,400mN
618,900mE
2,176,300mN
619,000mE
2,176,200mN
2,176,100mN
619,100mE
2,176,000mN

SECTION 875
Looking NE
TU-11-25:
1. 64.0 m of 0.34 g/t Au, 14.6 g/t Ag, (0.6 g/t AuEq)
2. 10.60 m of 0.54 g/t Au, 49.4 g/t Ag, (1.5g/t AuEq)
Histograms of assay data
Gold : bars cut at 10 g/t Au
Silver : bars cut at 500g/t Ag
0
100
meters
TU-11-25
50
100
150
200
250
300
350
400
438.42m
INTENSELY
CLAY-ALTERED ASH
SHALE
2,400mAMSL
2,300mAMSL
2,200mAMSL
2,100mAMSL
2,000mAMSL
2,176,400mN
2,176,200mN
619,200mE
2,176,000mN

SECTION 800
Looking NE
Histograms of assay data
0 5 10
Gold : bars cut at 10 g/t Au
0 250 500
Silver : bars cut at 500g/t Ag
0 100
meters
INTENSELY
CLAY-ALTERED ASH
TU-11-26
TU-11-26:
1. 15.00 m of 0.28 g/t Au, 14.6 g/t Ag, (0.6 g/t AuEq)
2. 1.12 m of 1.72 g/t Au, 438.3 g/t Ag, (10.5 g/t AuEq)
3. 19.45 m of 0.31 g/t Au, 95.9 g/t Ag, (2.2 g/t AuEq)
4. 8.25 m of 0.40 g/t Au, 164.0 g/t Ag, (3.7 g/t AuEq)
5. 20.70 m of 1.07 g/t Au, 41.8 g/t Ag, (1.9 g/t AuEq)
6. 3.65 m of 2.07 g/t Au, 109.5 g/t Ag, (4.3 g/t AuEq)
7. 1.50 m of 1.91 g/t Au, 140.3 g/t Ag, (4.7 g/t AuEq)
2,400mAMSL
2,300mAMSL
2,200mAMSL
2,100mAMSL
2,000mAMSL
50
100
150
200
250
300
319.43m
619,000mE
2,176,200mN
2,176,000mN
619,200mE

SECTION 800
Looking NE
Histograms of assay data
0 5 10 Gold : bars cut at 10 g/t Au
0 250 500 Silver : bars cut at 500g/t Ag
0 100
meters
TU-11-26:
1. 15.00 m of 0.28 g/t Au, 14.6 g/t Ag, (0.6 g/t AuEq)
2. 1.12 m of 1.72 g/t Au, 438.3 g/t Ag, (10.5 g/t AuEq)
3. 19.45 m of 0.31 g/t Au, 95.9 g/t Ag, (2.2 g/t AuEq)
4. 8.25 m of 0.40 g/t Au, 164.0 g/t Ag, (3.7 g/t AuEq)
5. 20.70 m of 1.07 g/t Au, 41.8 g/t Ag, (1.9 g/t AuEq)
6. 3.65 m of 2.07 g/t Au, 109.5 g/t Ag, (4.3 g/t AuEq)
7. 1.50 m of 1.91 g/t Au, 140.3 g/t Ag, (4.7 g/t AuEq)
INTENSELY
CLAY-ALTERED ASH
TU-11-26
50
100
150
200
250
300
319.43m
2,400mAMSL
2,300mAMSL
2,200mAMSL
2,100mAMSL
2,000mAMSL
619,000mE
2,176,200mN
2,176,000mN
619,200mE

TU-10-08
TU-10-07
TU-11-23
OVERBURDEN
OVERBURDEN
OVERBURDEN
2,300mAMSL
2,200mAMSL
2,100mAMSL
2,000mAMSL
1,900mAMSL
1,800mAMSL
618,600mE
2,176,000mN
2,175,800mN
618,800mE
442.54m
465.12m
559.61m
A
B
C
D
E
F
G
H
I
J
1
2
3
4
5

SECTION 325

Looking NE

Histograms of assay data

Gold : bars cut at 10 g/t Au (scale 0, 5, 10)

Silver : bars cut at 500g/t Ag (scale 0, 250, 500)

0 — 100 meters

TU-11-23:

1. 1.80 m of 0.69 g/t Au, 53.2g/t Ag, (1.7 g/t AuEq)

2. 25.13 m of 0.29 g/t Au, 15.8g/t Ag, (0.6 g/t AuEq)

3. 0.38 m of 5.53 g/t Au, 246.0 g/t Ag, (10.5 g/t AuEq)

4. 0.41 m of 4.61 g/t Au, 234.0 g/t Ag, (9.3 g/t AuEq)

5. 1.20 m of 0.28 g/t Au, 129.2 g/t Ag, (2.9 g/t AuEq)

Previously Reported interval highlights. Please see Almaden's January 18th, 2011 news release for full results.

TU-10-7:

A. 16.78m of 0.48g/t Au, 24.4g/t Ag, (1.0 g/t AuEq)

B. 74.12m of 0.30g/t Au, 31.1g/t Ag, (0.9 g/t AuEq)

C. 3.6m of 0.71g/t Au, 59.5g/t Ag, (1.9 g/t AuEq)

D. 0.78m of 1.59g/t Au,393.8g/t Ag, (9.5 g/t AuEq)

E. 23.05m of 0.16g/t Au, 15.1g/t Ag, (0.5 g/t AuEq)

TU-10-8:

F. 24.6m of 0.32g/t Au, 38.5g/t Ag, (1.1 g/t AuEq)

G. 3.0m of 0.94g/t Au, 94.7g/t Ag, (2.8 g/t AuEq)

H. 2.32m of 1.3g/t Au, 127.7g/t Ag, (3.9 g/t AuEq)

I. 18.55m of 0.22g/t Au, 24.3g/t Ag, (0.7 g/t AuEq)

J. 3.45m of 0.91g/t Au, 90.7g/t Ag, (2.7 g/t AuEq)

SECTION CA1
Looking NE
CA-11-01:
1. 20.10 m of 0.23 g/t Au, 3.6 g/t Ag, (0.3 g/t AuEq)
2. 14.00 m of 0.3 g/t Au, 7.1 g/t Ag, (0.4 g/t AuEq)
3. 0.20 m of 0.07 g/t Au, 580.0 g/t Ag, (11.7 g/t AuEq)
4. 0.95 m of 0.03 g/t Au, 98.3 g/t Ag, (2.0 g/t AuEq)
5. 0.20 m of 0.02 g/t Au, 267.0 g/t Ag, (5.4 g/t AuEq)
6. 15.20 m of 0.02 g/t Au, 35.9 g/t Ag, (0.7 g/t AuEq)
7. 0.70 m of 0.04 g/t Au, 242.3 g/t Ag, (4.9 g/t AuEq)
Histograms of assay data
0 5 10
Gold : bars cut at 10 g/t Au
0 250 500
Silver : bars cut at 500g/t Ag
0 100
meters
CA-11-01
INTENSELY
CLAY-ALTERED ASH
50
100
150
200
250
300
350
410m
2,400mAMSL
2,300mAMSL
2,200mAMSL
2,100mAMSL
2,000mAMSL
2,176,800mN
619,000mE
2,176,600mN
2,176,400mN
619,200mE